Via EDGAR

January 4, 2011

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance - Mail Stop 4720
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Novelos Therapeutics, Inc.
Form 10-K
Filed March 30, 2010
File Number 333-119366

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to the above-referenced filing (the “2010 Form 10-K”).

The purpose of this letter is to respond to the comment contained in your letter dated December 22, 2010 addressed to Mr. Harry Palmin, Chief Executive Officer of the Company, concerning the 2010 Form 10-K.  For your convenience, we have repeated the Staff’s comment below in bold face type. Except as otherwise indicated, all statements contained herein concerning factual matters relating to the Company are based on information provided to us by the Company.

1.
Please include as an exhibit in your 2010 Form 10-K, your agreement with Lee’s Pharm, or alternatively, tell us the basis for your belief that you are not required to file the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 601(b)(10) of Regulation S-K requires the filing of agreements of a registrant that are both material and not entered into in the ordinary course of business.  As a license agreement for the commercialization of Company products, the agreement falls clearly within the rubric of agreements that “ordinarily accompan[y] the kind of business conducted by” the Company and, hence, absent a specific exception in Item 601(b)(10)(ii)(B), are entered into in the ordinary course of business.  The Company does not believe the agreement with Lee’s Pharm falls within the exclusions from agreements made in the ordinary course of business under Item 601(b)(10)(ii)(B), and therefore the Company concluded filing of the agreement was not required.

Item 601(b)(10)(ii)(B) provides that an agreement will be deemed not to have been made in the ordinary course of business if it is a “contract upon which the registrant’s business is substantially dependent,” including any agreement falling within either of the following two categories:

•	any continuing contract to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials; or

•	any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.

The Company’s business is not now, and was not at the time it entered into the agreement with Lee’s Pharm, substantially dependent on the agreement with Lee’s Pharm, and the two types of agreements identified in 601(b)(10)(ii)(B) appear to be offered for illustrative purposes only, and not as a categorical statement that a registrant’s business is necessarily “substantially dependent” upon any agreement falling within the two examples.  Moreover, the agreement with Lee’s Pharm does not fall into either of the two categories of agreement.  As disclosed in the 2010 Form 10-K, the agreement with Lee’s Pharm is “a collaboration agreement … under which [the Company] granted Lee’s Pharm exclusive rights to develop, manufacture and commercialize NOV-002 for cancer and NOV-205 for hepatitis in the Chinese Territory.”  The “Chinese Territory” consists of China, Hong Kong, Taiwan and Macau.

The agreement does not contemplate the continuing sale of the Company’s products or services, but rather the exclusive right to commercially develop and sell products based on the Company’s drug compounds for limited indications and within a limited territory.  Accordingly, the agreement does not fall within the first category.

While the agreement does include a license to use the Company’s intellectual property in connection with the development, manufacture and commercialization of NOV-002 and NOV-205 for the limited indications and within the limited territory set forth in the agreement, it was never expected to be, and clearly is not, an agreement on which the Company’s “business depends to a material extent.”  The Company viewed the agreement as a positive development, but it represented a small part of an overall partnering strategy undertaken by the Company that lead to a further collaboration agreement with Mundipharma with respect to the far more commercially important territories of Europe and Japan (which agreement the Company filed as an exhibit to its Form 10-K filed March 30, 2009).

Furthermore, the Lee’s Pharm agreement contemplated an up-front license fee of only $500,000, which is being amortized over a 15-year period, whereas the collaboration agreement was entered into in the context of a $10 million equity investment in the Company’s Series E preferred stock, at a price of $0.65 per share, by companies associated with Mundipharma.  (The market price of the Company’s common stock on the trading day immediately preceding the closing of the financing was $0.48 per share.)  In addition, the agreement with Mundipharma contemplates milestone payments of up to an aggregate $85 million, in contrast to the maximum milestone payments achievable under the agreement with Lee’s Pharm of $1.7 million.

While the Company has not generated significant revenues during its operating history against which to compare meaningfully the payments contemplated in the agreement with Lee’s Pharm, when viewed in comparison to the substantial operating losses of the Company during that period (e.g., $19,557,135 during the 2007 fiscal year, the year in which the Lee’s Pharm agreement was executed), it appeared highly unlikely at the time the Company entered into the agreement that the up-front and milestone payments and royalties contemplated in the agreement with Lee’s Pharm could have contributed in a substantial way to the Company’s profitability even if NOV-OO2 and NOV-205 were successfully commercialized in the Lee’s Pharm territory.

Based upon the foregoing considerations, the Company did not expect its business to depend on the successful commercialization of NOV-002 and NOV-205 in the Chinese Territory.  Accordingly, the Company concluded at the time it entered into the agreement with Lee’s Pharm that, even if assumed to be material, it did not fall outside the ordinary course of business for purposes of Item 601(b)(10) and that filing of the agreement was, therefore, not required.

Should the Staff have any additional comments or questions concerning this filing, please contact the undersigned, Paul Bork, at (617)832-1113 or Matthew Eckert at (617) 832-3057.

Very truly yours,

/s/ Paul Bork
Paul Bork

cc:	Mr. Harry Palmin
Mr. Johnny Gharib